UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of offering common shares and pre-funded warrants

On June 26, 2024, Siyata Mobile Inc., (the “Company” or “we”), entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 434,000 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $0.58 per Common Share, and (ii) 10,084,700 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $0.57 per Pre-Funded Warrant, exercisable at an exercise price of $0.01 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on June 28, 2024.

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-280002), as filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2024, as amended, and was declared effective on June 26, 2024 (the “Registration Statement”).

Dominari Securities LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated June 26, 2024 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering resulted in gross proceeds to the Company of approximately $5.9 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants issued in the Offering. As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company paid to the Placement Agent a cash fee of 2.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $150,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

Additionally, from the proceeds of the current offering, the Company also completed its strategic investment by acquiring a minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for the total amount of $1,000,000 paid in cash at the closing of the current Offering. Pursuant to this the Company entered into a Subscription Agreement, dated June 28, 2024 with the Canadian Towers (the “Subscription Agreement”), pursuant to which the Company agreed to acquire from the Canadian Towers, an aggregate of 130,000 common shares, no par value per share (the “Shares”) of the Company, at a purchase price of $8.00 per Share, for an aggregate purchase price of $1,000,000.00. The description of terms and conditions of Subscription Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Subscription Agreement, a version of which is attached hereto as Exhibits 10.2.

On June 27, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein. Subsequently, on June 28, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 to this Report and is incorporated by reference herein. The Company also issued, on July 2, 2024, a press release announcing its investment in Canadian Towers. A copy of the press release is attached as Exhibit 99.3 to this Report and is incorporated by reference herein.

The foregoing summaries of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1, 10.2, 1.1, and 4.1, respectively, to this Report. The description of the terms of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant are qualified in their entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit Number	Document
1.1	Placement Agency Agreement by and between Siyata Mobile Inc. and Dominari Securities LLC dated June 26, 2024 (incorporated by reference to Exhibit 1.1 of Amendment No. 3 to the Company’s Registration on Form F-1 filed on June 26, 2024).
4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to the Company’s Registration on Form F-1 filed on June 26, 2024).
10.1	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated June 26, 2024 (incorporated by reference to Exhibit 10.1 of Amendment No. 3 to the Company’s Registration on Form F-1 filed on June 26, 2024).
10.2	Subscription Agreement dated June 28, 2024 by and between the Company and the Canadian Towers & Fiber Optics Inc.
99.1	Press release dated June 27, 2024
99.2	Press release dated June 28, 2024
99.3	Press release dated July 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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